Filed by NorthWestern Energy Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: NorthWestern Energy Group, Inc.
Commission File No.: 000-56598

Date: December 3, 2025

NWE Employee Email about December Bill Insert to Montana Customers

To: All NorthWestern
From: NorthWestern News
Subject: FYI - Letter to Montana customers sent in the December bill statements

Items of Interest for NorthWestern Energy Employees

Letter to Montana customers sent in the December bill statements

Dear Montana Customers,

Every day, more than 1,300 NorthWestern Energy employees across Montana work to deliver safe, reliable and affordable energy service for your homes, businesses and communities. Our mission is simple yet vital: to honor the trust placed in us by the 244,000 natural gas and 413,000 electric Montana customers who depend on us.

You’ve likely seen our crews, and hundreds of contract crews we hire to support our skilled workforce, in action, replacing power poles, upgrading substations to support growing communities, trimming trees near powerlines, installing new technology, such as smoke detection cameras, and working on natural gas lines to ensure dependable service in Montana’s unique landscape and challenging weather conditions. These investments strengthen Montana’s energy future, support economic growth and keep your service resilient when you need it most.

Planning for Montana’s energy future
NorthWestern Energy is building a strong foundation for Montana’s energy needs today and tomorrow. We are making strategic investments to strengthen the state’s energy system, respond to evolving demands, and ensure long-term reliability and affordability. Our goal is clear: keep Montana’s energy secure and rates affordable while preparing for the future.

This year, we announced plans to merge with Black Hills Corp. This partnership will create a stronger regional energy company, better positioned to meet increasingly complex and growing energy demands. It’s about building a company prepared for the long term, one that can deliver reliable service and innovative solutions for decades to come.

Pending regulatory and other approvals, the combined company will serve about 2.1 million electric and natural gas customers across eight neighboring states: Arkansas, Colorado, Iowa, Kansas, Montana, Nebraska, South Dakota and Wyoming. We anticipate completing the merger in 2026.

What this means for you
First, for customers, efficiencies from the merger will help keep energy bills as low as possible. A larger company benefits from larger scale when negotiating the cost of services and supplies, such as power poles. Lower costs of providing energy service are reflected in customers’ energy rates.

A larger pool of crews and resources will strengthen reliability and emergency response. You’ll benefit from access to new technologies and shared expertise, improving service quality and operational efficiency.

Just as important is what won’t change. The familiar NorthWestern Energy employees providing your service will remain the same. Montana operations will continue to be locally managed by employees who live and work in the same NorthWestern Energy facilities located in the communities we serve in the Treasure State.

And the merger will not result in changes to your rates; NorthWestern Energy will remain an energy service company that is regulated by the Montana Public Service Commission.

Strengthening reliability
For too long, NorthWestern Energy has had to rely on volatile energy markets to meet peak demand for our Montana customers. When temperatures drop and electric load surges, market prices can spike and available supply can be scarce. For two decades, we’ve worked to reduce these risks to ensure reliability and reasonable rates for Montana families and businesses.

The Colstrip Power Plant delivers dependable power in all weather conditions, cost-effectively. When the wind isn’t blowing and the sun isn’t shining, Colstrip is there.

Starting Jan. 1, NorthWestern Energy will increase ownership of Montana’s Colstrip Plant from 15% to 55%. This strategic investment ensures reliable, affordable energy for Montanans. By securing a majority stake, we can protect this critical resource from premature closure by out-of-state owners and maintain its operation while it is still needed by our Montana customers. With majority ownership, we will guide operational investments so the plant continues to deliver cost-effective, around-the-clock energy for Montana communities.

If Colstrip were to close before replacement generation resources are in place, Montanans’ energy service reliability and reasonable rates would be jeopardized.

This acquisition ensures resource adequacy and safeguards Montana’s energy future.

This is responsible progress.

Creating opportunity for Montana
Securing a larger share of the Montana Colstrip Plant for Montanans also opens the door to opportunity. Montana is attracting interest from the data center industry, bringing the potential for jobs, investment and long-term economic growth.

With expanded generation capacity, NorthWestern Energy is positioned to support that growth while keeping reliability and affordability at the forefront. We’re working closely with stakeholders on a plan that supports economic development while protecting the interests of all Montanans.

This is more than an energy transaction — it’s a promise to Montana. By securing Colstrip’s capacity today, we’re safeguarding reliability during the harshest weather and creating space for tomorrow’s opportunities. Reliability and keeping rates as affordable as possible come first. But with this acquisition, Montana can look forward to a future that is both secure and prosperous.

Thank you
These steps aren’t just about today; they’re about Montana’s future. Thank you for allowing us to power your lives. We look forward to continuing to serve you and working together to build a strong future for Montana.

Brian Bird, President and CEO NorthWestern Energy

Forward Looking Statements
Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Black Hills and NorthWestern Energy, including future financial and operating results (including the anticipated impact of the transaction on Black Hills’ and NorthWestern Energy’s respective earnings), statements related to the expected timing of the completion of the transaction, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger, including estimated rate bases, investment opportunities, cash flows and capital expenditure rates and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on Black Hills and NorthWestern Energy’s current expectations, plans and estimates. Black Hills and NorthWestern Energy believe these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Black Hills or NorthWestern Energy to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the risk that required regulatory approvals are subject to conditions not anticipated by Black Hills and NorthWestern Energy, (4) the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of Black Hills or NorthWestern Energy and the ability of Black Hills or NorthWestern Energy to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against Black Hills or NorthWestern Energy related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting Black Hills’ or NorthWestern Energy’s businesses; (11) the evolving legal, regulatory and tax regimes under which Black Hills and NorthWestern

Energy operate; (12) restrictions during the pendency of the proposed transaction that may impact Black Hills’ or NorthWestern Energy’s ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as Black Hills’ and NorthWestern Energy’s response to any of the aforementioned factors.

Additional factors which could affect future results of Black Hills and NorthWestern Energy can be found in Black Hills’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and NorthWestern Energy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Black Hills and NorthWestern Energy disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

No Offer or Solicitation
This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It
Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of NorthWestern and Black Hills that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of NorthWestern and Black Hills in connection with the proposed transaction. Additionally, NorthWestern and Black Hills will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by NorthWestern or Black Hills through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of NorthWestern or Black Hills at travis.meyer@northwestern.com or investorrelations@blackhillscorp.com, respectively. Before making any voting or investment decision, investors and security holders of NorthWestern and Black Hills are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation
NorthWestern, Black Hills and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of NorthWestern and Black Hills in connection with the proposed transaction. Information regarding the directors and executive officers of NorthWestern and Black Hills and other persons who may be deemed participants in the solicitation of the stockholders of NorthWestern or of Black Hills in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern and their ownership of NorthWestern common stock can also be found in

NorthWestern’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. To the extent any such person’s ownership of NorthWestern’s or Black Hills’ securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.